

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
322 W. 57th St. #33B
New York, NY 10019

> **Re: DarioHealth Corp.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2025**
> **File No. 333-289126**

Dear Erez Raphael:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ron Ben-Bassat, Esq.